UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2013
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Mario Pani No. 100
Col. Santa Fe Cuajimalpa
Delegación Cuajimalpa
México, D.F. 03348

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

2013 FOURTH - QUARTER AND FULL YEAR RESULTS
	Fourth Quarter				Full Year
	2013	2012	Reported Δ%	Excluding M&A Effects Δ%(5)	2013	2012	Reported Δ%	Excluding M&A Effects Δ%(5)
Total Revenues	43,240	39,860	8.5%	-2.2%	156,011	147,739	5.6%	1.0%
Gross Profit	19,918	18,815	5.9%		72,935	68,630	6.3%
Operating Income	6,609	7,224	-8.5%	-15.2%	21,450	21,957	-2.3%	-5.6%
Net Income Attributable to Equity Holders of the Company	3,066	4,320	-29.0%		11,543	13,333	-13.4%
Operative cash flow(1)	8,554	8,673	-1.4%	-8.3%	28,594	27,924	2.4%	-1.0%

Net Debt (2)	45,155	6,680	576.0%

Net Debt / Operative cash flow	1.58	0.24
Operative cash flow/ Interest Expense, net	10.64	18.24
Earnings per Share (3)	5.61	6.62
Capitalization (4)	34.7%	23.1%

Expressed in millions of Mexican pesos.

(1) Operative cash flow = Operating income + Depreciation + Amortization & Other operative Non-cash Charges.

See reconciliation table on page 8 except for Earnings per Share

(2) Net Debt = Total Debt - Cash

(3) Based on 2,056.0 and 2,015.2 million weighted average outstanding ordinary shares in 2013 and 2012, respectively

(4) Total debt / (long-term debt + shareholders' equity)

(5) Excluding M&A Effects means, with respect to a year-over-year comparison, the increase in a given measure excluding the effects of mergers, acquisitions and divestitures. We believe this measure allows us to provide investors and other market participants with a better representation of the performance of our business.

In preparing this measure, managementhas used its best judgment, estimates and assumptions in order to maintain comparability.

      Reported total revenues reached Ps. 43,240 million in the fourth quarter of 2013, an increase of 8.5% as compared to the fourth quarter of 2012. On a currency neutral basis and excluding the non-comparable effect of the integration of Grupo Yoli (“Yoli”) in our Mexican territories, Companhia Fluminense de Refrigerantes (“Fluminense”) and Spaipa S.A. Industria Brasileira de Bebidas (“Spaipa”) in our Brazilian operation, total revenues grew 12.1%.

       Reported operating income reached Ps. 6,609 million in the fourth quarter of 2013, resulting in an operating margin of 15.3%.

       Reported consolidated net controlling interest income reached Ps. 3,066 million in the fourth quarter of 2013.

Mexico City (February 26, 2014), Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL, NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest franchise bottler in the world, announces results for the fourth quarter and full year of 2013.

"Despite the many challenges that we faced during 2013, including a tough consumer environment—especially in Brazil and Mexico—and a volatile currency environment across our operations, our company delivered double-digit currency-neutral top-line growth. More importantly, during the year, we were pleased to integrate four Coca-Cola franchises—Coca-Cola Bottlers Philippines, Inc., Grupo Yoli in Mexico, and Fluminense and Spaipa in Brazil—reinforcing our position as the largest bottler of Coca-Cola products in the world, now serving more than 346 million consumers in 10 countries in Latin America and Southeast Asia.  Our very talented management team is committed to extend the successful track record of our company through our most important asset—our people. Our growing family of more than 120,000 employees enters 2014 fully aware of the structural changes in markets like Mexico, along with the challenges that some of our other franchises present.  Nevertheless, we are encouraged by the good start of the year in the volume performance of our Brazilian franchise and by the smooth integration process of the new territories, where we are confident that we can achieve the targeted synergies efficiently and effectively. We continue to successfully adjust our Mexican operation to better serve our customers and consumers in 2014 and we have the flexibility to adapt to local market conditions in the rest of our operations." said John Santa Maria Otazua, Chief Executive Officer of the Company.

February 26, 2014	Page 1

All the financial information presented in this report was prepared under International Financial Reporting Standards (IFRS).

Starting on February 2013, we are incorporating our stake of the results of Coca-Cola Bottlers Philippines, Inc. through the equity method on an estimated basis.

Our reported total revenues increased 8.5% to Ps. 43,240 million in the fourth quarter of 2013, compared to the fourth quarter of 2012, driven by revenue growth due to the integration of Yoli in our Mexican territories, and Fluminense and Spaipa in our Brazilian operation(1)(2). Excluding the recently merged territories in Mexico and Brazil(1)(2), total revenues decreased 2.2%. On a currency neutral basis and excluding the recently merged territories in Mexico and Brazil(1)(2), total revenues grew 12.1%, mainly driven by average price per unit case growth in almost every territory and volume growth mainly in Colombia, Argentina and Central America.

Reported total sales volume increased 8.8% to reach 881.7 million unit cases in the fourth quarter of 2013 as compared to the same period in 2012. Excluding the integration of Yoli in Mexico, and Fluminense and Spaipa in Brazil(1)(2), volumes decreased 1.1% to 800.9 million unit cases. On the same basis, our still beverage category grew 9.8%, mainly driven by the performance of the Jugos del Valle line of business, Powerade  and FUZE Tea across our territories. The bottled water category grew 9.3% mainly driven by growth of the Ciel  brand in Mexico, the Nevada  brand in Venezuela, Crystal  in Brazil and Bonaqua in Argentina. These increases partially compensated for a volume decline in our sparkling beverage category and our bulk water business.

Our reported gross profit increased 5.9% to Ps. 19,918 million in the fourth quarter of 2013, as compared to the fourth quarter of 2012. Flattish  PET and lower sugar prices in most of our territories were compensated by the depreciation of the average exchange rate of the currencies in our South America division (3) and the Mexican peso(3) as applied to our U.S. dollar-denominated raw material costs. Reported gross margin reached 46.1% in the fourth quarter of 2013.

Our reported operating income reached Ps. 6,609 million in the fourth quarter of 2013 and our reported operating margin was 15.3%. Excluding the integration of the new territories in Mexico and Brazil,(1)(2) operating income reached Ps. 6,126 million. In local currency and excluding the non-comparable effect of Yoli, Fluminense and Spaipa(1)(2) operating expenses increased mainly as a result of (i) higher labor and freight costs in Brazil and Venezuela, (ii) higher freight costs in Mexico and (iii) continued marketing investments across our territories to support our marketplace execution and bolster our returnable packaging base.

During the fourth quarter of 2013, the share of the profits of associates and joint ventures line recorded a gain of Ps. 81 million, mainly due to equity method gains from our participation in Coca-Cola Bottlers Philippines, Inc., Jugos del Valle in Mexico and Fountain Agua Mineral(4) in Brazil.

Our comprehensive financing result in the fourth quarter of 2013 recorded an expense of Ps. 1,902 million as compared to an expense of Ps. 611 million in the same period of 2012. This increase was mainly driven by (i) a higher interest expenses due to a larger debt position resulting from the financing of the most recent acquisitions in Brazil and (ii) a foreign exchange loss mainly as a result of the depreciation of the end-of-period exchange rate of the Mexican peso(2) during the quarter as applied to a higher US dollar-denominated net debt position.

During the fourth quarter of 2013, income tax, as a percentage of income before taxes, was 32,8% as compared to 32.5% in the same period of 2012.

Our reported consolidated net controlling interest income reached Ps. 3,066 million in the fourth quarter of 2013. Earnings per share (EPS) in the fourth quarter of 2013 were Ps. 1.48 (Ps. 14.79 per ADS) computed on the basis of 2,072.9 million shares (each ADS represents 10 local shares).

(1)   The Company’s Mexico & Central America divisions’ operating results include the non-comparable effect of Grupo Yoli’s results for the months of October through December, 2013

(2)   The Company’s South America divisions’ operating results include the non-comparable effect of Fluminense’s results for the months of October through December and Spaipa’s results for the months of November and December, 2013.

(3)     See page 12 for average and end of period exchange rates for the fourth quarter of 2013.

(4)     Fountain Agua Mineral is the joint venture between Spaipa and The Coca-Cola Company to develop the water category in Brazil.

February 26, 2014	Page 2

As of December 31, 2013, we had a cash balance of Ps. 15,306 million, including US$ 284 million denominated in U.S. dollars, a decrease of Ps. 7,928 million compared to December 31, 2012. In May, 2013, we issued Ps. 7,500 million in 10 year Certificados Bursátiles at a fixed rate in Mexican pesos of 5.46%. As part of the acquisition financing of Spaipa in Brazil, during August, 2013 we assumed a US$ 500 million bilateral loan and during October, 2013 we assumed a US$1.5 billion syndicated loan. During November, 2013 we placed US$ 2.15 billion of Senior Notes in the international capital markets. The proceeds of these Senior Notes were mainly used for debt refinancing purposes.

As of November, 2013 Coca-Cola FEMSA paid the second installment of the 2012 dividend in the amount of Ps. 3,006 million. During November of 2013, we prepaid US$380 million of the August, 2013 bank loan and $1,170 million of the October, 2013 syndicated loan. During December, 2013 we prepaid US$ 600 million of bilateral loans.

As of December 31, 2013, total short-term debt was Ps. 3,586 million and long-term debt was Ps. 56,875 million. Total debt increased by Ps. 30,547 million, compared to year end 2012. Net debt increased Ps. 38,475 million compared to year end 2012, mainly as a consequence of the above mentioned issuances net of the cash outflows related to the acquisitions of Spaipa and Fluminense in Brazil, Coca-Cola Bottlers Philippines, Inc. and Grupo Yoli in Mexico, in addition to the payment of the 2012 dividend and partial repayment of the acquisition financing and other outstanding bank debt.

The weighted average cost of debt for the quarter was 6.79%. The following charts set forth the Company’s debt profile by currency and interest rate type and by maturity date as of December 31, 2013.

Currency	% Total Debt(1)	% Interest Rate Floating(1)(2)
Mexican pesos	33.7%	11.1%
U.S. dollars	20.8%	0.0%
Colombian pesos	2.4%	100.0%
Brazilian reals	41.4%	98.7%
Argentine pesos	1.7%	15.6%

(1)       After giving effect to interest rate swaps

(2)       Calculated by weighting each year’s outstanding debt balance mix

Debt Maturity Profile

Maturity Date	2014	2015	2016	2017	2018	2019+
% of Total Debt	5.9%	6.1%	7.0%	0.3%	28.7%	52.0%

February 26, 2014	Page 3

As of February 2013, we are incorporating our stake of the results of Coca-Cola Bottlers Philippines, Inc. through the equity method on an estimated basis.

Revenues

Reported total revenues from our Mexico & Central America division increased 6.9% to Ps. 18,331 million in the fourth quarter of 2013, as compared to the same period in 2012, mainly supported by the integration of Yoli in our Mexican operations(1). Excluding the integration of Yoli in Mexico(1), total revenues grew 0.8%. On a currency neutral basis and excluding Yoli in Mexico(1), total revenues in the division increased 0.9%.

Reported total sales volume increased 4.9% to 499.7 million unit cases in the fourth quarter of 2013, as compared to the fourth quarter of 2012. Excluding the integration of Yoli(1), volumes remained flat reaching 475.1 million unit cases. On the same basis, our bottled water portfolio grew 7.8%, mainly driven by the performance of the Ciel  brand in Mexico. Our still beverage category grew 1.0% mainly due to the performance of the Jugos del Valle portfolio in the division. These increases partially compensated for flat volumes in sparkling beverages and a 3.6% decline in the bulk water business.

Operating Income

Our reported gross profit increased 7.8% to Ps. 9,079 million in the fourth quarter of 2013 as compared to the same period in 2012. Reported gross margin reached 49.5% in the fourth quarter of 2013, an expansion of 40 basis points as compared to the same period of the previous year, as a result of lower sugar prices in the division which were partially compensated by the average depreciation of the Mexican peso(2) as applied to our U.S. dollar-denominated raw material costs.

Reported operating income(3) reached Ps. 3,056 million in the fourth quarter of 2013. Our reported operating margin reached 16.7% in the fourth quarter of 2013. Excluding the non-comparable effect of Yoli in Mexico(1), operating income was Ps. 2,943 million, representing an operating margin of 17.0%. On the same basis, operating expenses increased mainly due to (i) continued marketing investments across our territories to support our marketplace execution and bolster our returnable packaging base and (ii) higher freight cost in Mexico.

(1)   The Company’s Mexico & Central America divisions’ operating results include the non-comparable effect of Grupo Yoli’s results for the months of October through December 2013

(2)   See page 12 for average and end of period exchange rates for the fourth quarter of 2013

(3)   For reporting purposes, all corporate expenses, including the equity method recorded from our stake of the results of Coca-Cola Bottlers Philippines, Inc., are included in the results of the Mexico and Central America division

February 26, 2014	Page 4

Volume and average price per unit case exclude beer results.

Revenues

Reported total revenues were Ps. 24,909 million in the fourth quarter of 2013, an increase of 9.7% as compared to the same period of 2012, mainly as a result of the integration of Fluminense and Spaipa in Brazil(1) during the quarter and despite the negative translation effect as a result of the devaluation of the Venezuelan bolivar,(2) the Argentine peso,(2) the Brazilian real(2) and the Colombian Peso(2). Excluding beer, which accounted for Ps. 1,567 million during the quarter, revenues increased 7.9% to Ps. 23,342 million. On a currency neutral basis and excluding Fluminense and Spaipa(1), total revenues increased 20.6% due to average price per unit case increases in Venezuela, Argentina and Brazil, and volume growth in Colombia and Argentina.

Reported total sales volume in our South America division increased 14.4% to 382.0 million unit cases in the fourth quarter of 2013 as compared to the same period of 2012, as a result of volume growth in Colombia and Argentina, and the integrations of Fluminense and Spaipa in Brazil(1). Excluding these acquisitions,(1) volume decreased 2.4% to 325.9 million unit cases. On the same basis, still beverages category grew 23.1%, mainly driven by the performance of the Jugos del Valle line of business in the division, including growth of the del Valle Fresh brand in Colombia and Venezuela. Our water portfolio grew 10.7% driven by the Brisa  brand in Colombia, Nevada  in Venezuela and Bonaqua  in Argentina. The bulk water business grew 13.7% during the quarter. These increases partially compensated for a 5.5% decrease in our sparkling beverage category.

Operating Income

Reported gross profit reached Ps. 10,839 million, an increase of 4.3% in the fourth quarter of 2013, as compared to the same period of 2012. In local currency, cost of goods sold increased as a result of the depreciation of the average exchange rate of the Venezuelan bolivar,(3) the Argentine peso,(3) the Brazilian real(3) and the Colombian peso(3) as applied to our U.S. dollar-denominated raw material costs, which compensated for lower PET and sugar prices in most of our territories. Reported gross margin reached 43.5% in the fourth quarter of 2013.

Our reported operating income decreased 12.0% to Ps. 3,553 million in the fourth quarter of 2013, compared to the same period of 2012, as a result of the negative translation effect of the depreciation of the currencies in our South America division(2). Reported operating expenses increased 17.2%. In local currency, currency and excluding the recently integrated territories in Brazil, operating expenses increased mainly as a result of higher labor and freight costs in Brazil and Venezuela, and continued marketing investments to support our marketplace execution and bolster our returnable packaging base. Our reported operating margin was 14.3% in the fourth quarter of 2013.

(1)   The Company’s South America divisions’ operating results include the non-comparable effect of Fluminense as of October through December and the results of Spaipa as of November and December, 2013

(2)   See page 12 for average and end of period exchange rates for the fourth quarter of 2013

February 26, 2014	Page 5

All the financial information presented in this report was prepared under International Financial Reporting Standards (IFRS).

Starting in February 2013, we are incorporating our stake of the results of Coca-Cola Bottlers Philippines, Inc. through the equity method on an estimated basis.

Our reported consolidated total revenues increased 5.6% to Ps. 156,011 million in 2013, as compared to 2012. Revenue growth of 6.9% in our Mexico & Central America division, including the integration of Grupo Fomento Queretano (“Foque”) and Yoli in our Mexican operations, coupled with 4.6% growth in our South America division, including the new franchises in Brazil(1)(2), compensated for the negative translation effect generated by the devaluation of the currencies in our South America Division. Excluding the recently integrated territories in Mexico and Brazil(1)(2), total revenues reached Ps. 149,210 million. On a currency neutral basis and excluding the non-comparable effect of Foque, Yoli, Fluminense and Spaipa(1)(2) total revenues grew 16.3%, in the full year of 2013.

Reported total sales volume increased 5.2% to 3,204.6 million unit cases in 2013, as compared to 2012. Excluding the integration of Foque and Yoli in Mexico and Fluminense and Spaipa in Brazil(1)(2), volumes remained flat at 3,055.2 million unit cases. On the same basis, the still beverage category grew 8.5%, mainly driven by the performance of the Jugos del Valle line of business, Powerade  and FUZE Tea across our territories. In addition and excluding the newly integrated territories, our bottled water portfolio grew 5.3%, driven by the performance of Ciel, Bonaqua and Brisa. These increases partially compensated for flat volumes in our sparkling beverage category and a 2.2% decrease in our bulk water business.

Our reported gross profit increased 6.3% to Ps. 72,935 million in 2013. Lower sugar prices in most of our territories in combination with the appreciation of the average exchange rate of the Mexican peso(3), compensated for the depreciation of the average exchange rate of the Venezuelan bolivar(3), the Argentine peso(3), the Brazilian real(3) and the Colombian peso(3) as applied to our U.S. dollar-denominated raw material costs. Reported gross margin reached 46.7%, an expansion of 20 basis points as compared to 2012.

Our reported consolidated operating income reached Ps. 21,450 million in 2013. A 10.3% operating income growth in our Mexico & Central America division, including the integration of Foque and Yoli in Mexico, and the integration of Fluminense and Spaipa in Brazil,(1)(2) were compensated by a negative translation effect generated by the depreciation of the currencies in our South America division. Our reported operating margin was 13.7% for 2013. In local currency and excluding the non-comparable effect of the integrated franchises,(1)(2) operating expenses increased mainly as a result of (i) higher labor and freight costs in our South America division and (ii) continued marketing investments to support our marketplace execution and bolster our returnable packaging base.

During 2013, the other operative expenses, net line registered an expense of Ps. 372 million mainly due to (i) the effect of the devaluation of the Venezuelan bolivar(3) on our U.S. dollar-denominated accounts payable and (ii) certain restructuring expenses across our operations, including those registered in the recently merged franchises, which results are now fully comparable.

The share of the profits of associates and joint ventures line recorded a gain of Ps. 202 million, mainly due to equity method gains from our participation in Coca-Cola Bottlers Philippines, Inc., Jugos del Valle in Mexico and Leao Alimentos in Brazil.

Our consolidated net controlling interest income reached Ps. 11,543 million in 2013 as compared to 2012. Earnings per share (EPS) in the full year of 2013 were Ps. 5.61 (Ps. 56.14 per ADS) computed on the basis of 2,056.0 million shares(4) outstanding (each ADS represents 10 local shares).

(1)   The Company’s Mexico & Central America divisions’ operating results include the non-comparable effect of Grupo Fomento Queretano’s results for the months of January, 2013 through April, 2013 and Grupo Yoli’s results for the months of June, 2013 through December, 2013

(2)   The Company’s South America divisions’ operating results include the non-comparable effect of Fluminense for the months of September, 2013 through December, 2013 and the results of Spaipa for the months of November and December, 2013

(3)   See page 12 for average and end of period exchange rates for the full year of 2013

(4)   According to International Financial Reporting Standards (IFRS), Earnings Per Share is computed on the basis of the weighted-average number of shares outstanding during the period. The weighted average number of shares is calculated based on the number of days within a reporting period that each share was outstanding, divided by the full length of that reporting period

February 26, 2014	Page 6

Philippines Operation

Volume during the quarter was slightly down as compared to the previous year despite the typhoons that struck the country. Notably, in December we launched Minute Maid Fresh orangeade, a new low-juice content beverage tailored to the Filipino consumer tastes. Additionally, we continued to register solid performance of the single-serve one way presentation for brand Coca-Cola and the reinforcement of our 750ml returnable glass offering for brands Coca-Cola and Royal in the sparkling beverage category. Our go-to-market approach has been implemented in the Greater Manila area with continued encouraging results.

RECENT DEVELOPMENTS

      On October 24, 2013, Coca-Cola FEMSA announced that its Board of Directors had appointed John Santa Maria Otazua as Chief Executive Officer, effective January, 2014.

      As of November, 2013 we are incorporating the Spaipa S.A. Industria Brasileira de Bebidas (“Spaipa”) operation in the results of our Brazilian subsidiary, the South America division and the Consolidated Company.

      On November 19, 2013, Coca-Cola FEMSA placed three tranches of 5-, 10- and 30-year U.S. dollar-denominated bonds in the international capital markets for an aggregate amount of US$2.15 billion.

      On January 13, 2014, Coca-Cola FEMSA reopened the U.S. dollar-denominated 10-year bonds and 30-year bonds that were placed on November 19, 2013 in the international capital markets for an aggregate amount of US$350 million.

      As of the end of January, 2014, the official exchange rate of the Argentine peso registered a devaluation of approximately 20% vs. the U.S. dollar. As a result of this devaluation, the balance sheet of the Company’s subsidiary could reflect a reduction in shareholders’ equity during 2014.  As of December 31, 2013 our foreign direct investment in Argentina, using the official exchange rate of ARS 6.38 per U.S. dollar, was Ps. 945 million. As required by International Financial Reporting Standards (IFRS), this announcement is a subsequent event to 2013 year-end that does not require modifying the exchange rate used to translate the 2013 financial information.

      In January 2014, the Venezuelan government announced that certain transactions, such as the importation of finished goods and raw materials for some product categories, would be transacted at the state-run Supplementary Currency Administration System (SICAD) currency rate. As per the most recent Government auction such currency rate is approximately 11.80 bolivars per U.S. dollar; however, the government authorities have clearly stated that the applicable exchange rate for more than 80% of the total imports of the country including food, medicines and other basic goods such as raw materials, machinery and other capital goods will continue to be the 6.30 bolivars per  U.S. dollar.

CONFERENCE CALL INFORMATION

Our fourth-quarter 2013 Conference Call will be held on February 26, 2014, at 11:00 A.M. Eastern Time (10:00 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 888-503-8169 or International: 719-325-2354. Participant code: 9703013. If you wish to participate in the conference call using a specific toll free number for your country, please visit the Company's website for additional information. We invite investors to listen to the live audiocast of the conference call on the Company’s website, www.coca-colafemsa.com. If you are unable to participate live, the conference call audio will be available at www.coca-colafemsa.com.

❖ ❖ ❖

Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Fanta, Sprite, Del Valle, and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City, as well as southeast and northeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul, the state of Paraná,  part of the state of Goias, part of the state of Rio de Janeiro and part of the state of Minas Gerais), Argentina (federal capital of Buenos Aires and surrounding areas) and Philippines (nationwide), along with bottled water, juices, teas, isotonics, beer, and other beverages in some of these territories.  The Company has 64 bottling facilities and serves more than 346 million consumers through close to 2,900,000 retailers with more than 120,000 employees worldwide.

❖ ❖ ❖

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance. References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

❖ ❖ ❖

(5 pages of tables to follow)

Mexican Stock Exchange Quarterly Filing

Coca-Cola FEMSA encourages the reader to refer to our quarterly filing to the Mexican Stock Exchange (Bolsa Mexicana de Valores or BMV) for more detailed information. This filing contains a detailed cash flow statement and selected notes to the financial statements. This filing is available at www.bmv.com.mx in the Información Financiera section for Coca-Cola FEMSA (KOF).

February 26, 2014	Page 7

Consolidated Income Statement
Expressed in millions of Mexican pesos(1)

	4Q 13	% Rev	4Q 12	% Rev	Reported Δ%	Excluding M&A Effects Δ%(5)	2013	% Rev	2012	% Rev	Reported Δ%	Excluding M&A Effects Δ%(5)
Volume (million unit cases) (2)	881.7		810.1		8.8%	-1.1%	3,204.6		3,046.2		5.2%	0.3%
Average price per unit case (2)	47.02		47.58		-1.2%	-2.3%	47.15		46.92		0.5%	0.7%
Net revenues	43,023		39,612		8.6%		155,175		146,907		5.6%
Other operating revenues	217		248		-12.5%		836		832		0.5%
Total revenues	43,240	100%	39,860	100%	8.5%	-2.2%	156,011	100%	147,739	100%	5.6%	1.0%
Cost of goods sold	23,322	53.9%	21,045	52.8%	10.8%		83,076	53.3%	79,109	53.5%	5.0%
Gross profit	19,918	46.1%	18,815	47.2%	5.9%		72,935	46.7%	68,630	46.5%	6.3%
Operating expenses	13,248	30.6%	11,262	28.3%	17.6%		51,315	32.9%	46,440	31.4%	10.5%
Other operative expenses, net	142	0.3%	392	1.0%	-63.8%		372	0.2%	371	0.3%	0.3%
Operative equity method (gain) loss in associates(3)(4)	(81)	-0.2%	(63)	-0.2%	28.6%		(202)	-0.1%	(138)	-0.1%	46.4%
Operating income (5)	6,609	15.3%	7,224	18.1%	-8.5%	-15.2%	21,450	13.7%	21,957	14.9%	-2.3%	-5.6%
Other non operative expenses, net	19	0.0%	(30)	-0.1%	-165.9%		251	0.2%	581	0.4%	-56.8%
Non Operating equity method (gain) loss in associates(6)	25	0.1%	(41)	-0.1%	-159.2%		(87)	-0.1%	(42)	0.0%	105.6%
Interest expense	1,497		606		147.0%		3,341		1,955		70.9%
Interest income	207		151		37.1%		654		424		54.2%
Interest expense, net	1,290		455		183.5%		2,687		1,531		75.5%
Foreign exchange loss (gain)	420		158		165.8%		739		(272)		-371.7%
Loss (gain) on monetary position in Inflationary subsidiries	220		21		947.6%		393		-
Market value (gain) loss on ineffective portion of
derivative instruments	(28)		(23)		21.7%		(46)		(13)		253.8%
Comprehensive financing result	1,902		611		211.3%		3,773		1,246		202.8%
Income before taxes	4,663		6,684		-30.2%		17,513		20,172		-13.2%
Income taxes	1,528		2,175		-29.7%		5,731		6,274		-8.7%
Consolidated net income	3,135		4,509		-30.5%		11,782		13,898		-15.2%
Net income attributable to equity holders of the Company	3,066	7.1%	4,320	10.8%	-29.0%		11,543	7.4%	13,333	9.0%	-13.4%
Non-controlling interest	69		189		-63.5%		239		565		-57.7%
Operating income (5)	6,609	15.3%	7,224	18.1%	-8.5%	-15.2%	21,450	13.7%	21,957	14.9%	-2.3%	-5.6%
Depreciation	1,721		1,244		38.3%		6,371		5,078		25.5%
Amortization and other operative non-cash charges	224		205		9.3%		773		889		-13.0%
Operative cash flow (5)(7)	8,554	19.8%	8,673	21.8%	-1.4%	-8.3%	28,594	18.3%	27,924	18.9%	2.4%	-1.0%

(1) Except volume and average price per unit case figures
(2) Sales volume and average price per unit case exclude beer results
(3) Includes equity method in Jugos del Valle, Coca-Cola Bottlers Philippines, Leao Alimentos and Estrella Azul, among others.
(4) As of February 2013, we are incorporating our stake of the results of Coca-Cola Bottlers Philippines, Inc. Through the equity method on an estimated basis in this line
(5) The Operating income and Operative cash flow lines are presented as non-gaap measures for the convenience of the reader
(6) Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER and KSP Participacoes.
(7) Operative cash flow = Operating Income + depreciation, amortization & other operative non-cash charges

(8) Excluding M&A Effects means, with respect to a year-over-year comparison, the increase in a given measure excluding the effects of mergers, acquisitions and divestitures. We believe this measure allows us to provide investors and other market participants with a better representation of the performance of our business. In preparing this measure, management has used its best judgment, estimates and assumptions in order to maintain comparability

As of May 2013, Grupo Fomento Queretano completed a 12 month period since its integration. Consequently its results are included in Mexico on an organic basis for financial information purposes from May, 2013 through December, 2013

As of June 2013, we integrated Grupo Yoli in our Mexican operations (the months of June 2013, through December, 2013 are not comparable)
As of September 2013 we integrated Fluminense to the operation of Brazil.
As of November 2013 we integrated Spaipa to the operation of Brazil.

February 26, 2014	Page 8

Consolidated Balance Sheet
Expressed in millions of Mexican pesos.

Assets		Dec-13		Dec 12
Current Assets
Cash, cash equivalents and marketable securities	Ps.	15,306	Ps.	23,234
Total accounts receivable		9,958		9,329
Inventories		9,130		8,103
Other current assets		8,837		5,231
Total current assets		43,231		45,897
Property, plant and equipment
Property, plant and equipment		86,961		71,652
Accumulated depreciation		(35,176)		(29,135)
Total property, plant and equipment, net		51,785		42,517
Other non-current assets		121,649		77,689
Total Assets	Ps.	216,665	Ps.	166,103

Liabilities and Equity		Dec-13		Dec 12
Current Liabilities
Short-term bank loans and notes	Ps.	3,586	Ps.	5,139
Suppliers		16,220		14,221
Other current liabilities		12,592		10,190
Total Current Liabilities		32,398		29,550
Long-term bank loans		56,875		24,775
Other long-term liabilities		10,239		6,950
Total Liabilities		99,512		61,275
Equity
Non-controlling interest		4,042		3,179
Total controlling interest		113,111		101,649
Total equity (1)		117,153		104,828
Total Liabilities and Equity	Ps.	216,665	Ps.	166,103

(1) Includes the effect of the devaluation of the Venezuelan bolivar as of February 13, 2013. For more detailed information, please refer to the notes to the financial statements published in our filing to the Mexican Stock
Exchange (Bolsa Mexicana de Valores or BMV).

February 26, 2014	Page 9

Mexico & Central America Division
Expressed in millions of Mexican pesos(1)

	4Q 13	% Rev	4Q 12	% Rev	Δ%	Excluding M&A Effects Δ%(6)	2013	% Rev	2012	% Rev	Δ%	Excluding M&A Effects Δ%(6)
Volume (million unit cases)	499.7		476.3		4.9%	-0.3%	1,953.6		1,871.5		4.4%	-0.4%
Average price per unit case	36.56		35.71		2.4%	1.6%	36.02		35.11		2.6%	2.4%
Net revenues	18,267		17,010		7.4%		70,359		65,705		7.1%
Other operating revenues	64		144		-55.6%		320		436		-26.6%
Total revenues	18,331	100.0%	17,154	100.0%	6.9%	0.8%	70,679	100.0%	66,141	100.0%	6.9%	1.8%
Cost of goods sold	9,252	50.5%	8,733	50.9%	5.9%		35,738	50.6%	34,498	52.2%	3.6%
Gross profit	9,079	49.5%	8,421	49.1%	7.8%		34,941	49.4%	31,643	47.8%	10.4%
Operating expenses	5,916	32.3%	5,007	29.2%	18.2%		23,370	33.1%	20,976	31.7%	11.4%
Other operative expenses, net	166	0.9%	237	1.4%	-30.0%		233	0.3%	244	0.4%	-4.5%
Operative equity method (gain) loss in associates (2)(3)	(59)	-0.3%	(8)	0.0%	637.5%		(157)	-0.2%	(1)	0.0%	15600.0%
Operating income (4)	3,056	16.7%	3,185	18.6%	-4.1%	-7.6%	11,495	16.3%	10,424	15.8%	10.3%	6.9%
Depreciation, amortization & other operative non-cash charges	1,090	5.9%	725	4.2%	50.3%		3,734	5.3%	3,051	4.6%	22.4%
Operative cash flow (4)(5)	4,146	22.6%	3,910	22.8%	6.0%	2.0%	15,229	21.5%	13,475	20.4%	13.0%	9.2%

(1) Except volume and average price per unit case figures.
(2) Includes equity method in Jugos del Valle, Coca-Cola Bottlers Philippines and Estrella Azul, among others.
(3) As of February 2013, we are incorporating our stake of the results of Coca-Cola Bottlers Philippines, Inc. through the equity method on an estimated basis in this line
(4) The Operating income and Operative cash flow lines are presented as non-gaap measures for the convenience of the reader.
(5) Operative cash flow = Operating Income + Depreciation, amortization & other operative non-cash charges.

(6) Excluding M&A Effects means, with respect to a year-over-year comparison, the increase in a given measure excluding the effects of mergers, acquisitions and divestitures. We believe this measure allows us to provide investors and other market participants with a better representation of the performance of our business. In preparing this measure, management has used its best judgment, estimates and assumptions in order to maintain comparability.

As of May 2013, Grupo Fomento Queretano completed a 12 month period since its integration. Consequently its results are included in Mexico on an organic basis for financial information purposes from May, 2013 through December, 2013

As of June 2013, we integrated Grupo Yoli in our Mexican operations (the months of June 2013, through December, 2013 are not comparable)

South America Division
Expressed in millions of Mexican pesos(1)

	4Q 13	% Rev	4Q 12	% Rev	Δ%	Excluding M&A Effects Δ%(6)	2013	% Rev	2012	% Rev	Δ%	Excluding M&A Effects Δ%(6)
Volume (million unit cases) (2)	382.0		333.8		14.4%	-2.4%	1,251.0		1,174.7		6.5%	1.4%
Average price per unit case (2)	60.70		64.51		-5.9%	-5.0%	64.53		65.74		-1.8%	-1.3%
Net revenues	24,756		22,602		9.5%		84,816		81,202		4.5%
Other operating revenues	153		104		47.1%		516		396		30.3%
Total revenues	24,909	100.0%	22,706	100.0%	9.7%	-4.5%	85,332	100.0%	81,598	100.0%	4.6%	0.3%
Cost of goods sold	14,070	56.5%	12,312	54.2%	14.3%		47,338	55.5%	44,611	54.7%	6.1%
Gross profit	10,839	43.5%	10,394	45.8%	4.3%	-7.0%	37,994	44.5%	36,987	45.3%	2.7%
Operating expenses	7,332	29.4%	6,255	27.5%	17.2%		27,945	32.7%	25,464	31.2%	9.7%
Other operative expenses, net	(24)	-0.1%	155	0.7%	-115.5%		139	0.2%	127	0.2%	9.4%
Operative equity method (gain) loss in associates (3)	(22)	-0.1%	(55)	-0.2%	-60.0%		(45)	-0.1%	(137)	-0.2%	-67.2%
Operating income (4)	3,553	14.3%	4,039	17.8%	-12.0%	-21.2%	9,955	11.7%	11,533	14.1%	-13.7%	-16.8%
Depreciation, amortization & other operative non-cash charges	855	3.4%	724	3.2%	18.1%		3,410	4.0%	2,916	3.6%	16.9%
Operative cash flow (4)(5)	4,408	17.7%	4,763	21.0%	-7.5%	-16.8%	13,365	15.7%	14,449	17.7%	-7.5%	-10.5%

(1) Except volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer results
(3) Includes equity method in Leao Alimentos, among others.
(4) The Operating income and Operative cash flow lines are presented as non-gaap measures for the convenience of the reader.
(5) Operative cash flow = Operating Income + depreciation, amortization & other operative non-cash charges.

(6) Excluding M&A Effects means, with respect to a year-over-year comparison, the increase in a given measure excluding the effects of mergers, acquisitions and divestitures. We believe this measure allows us to provide investors and other market participants with a better representation of the performance of our business. In preparing this measure, management has used its best judgment, estimates and assumptions in order to maintain comparability.

As of September 2013 we integrated Fluminense to the operation of Brazil.
As of November 2013 we integrated Spaipa to the operation of Brazil.

February 26, 2014	Page 10

SELECTED INFORMATION

For the three months ended December 31, 2013 and 2012

Expressed in millions of Mexican pesos.

					4Q 13					4Q 12
	Capex				3,413.3	Capex				4,374.6
	Depreciation				1,721.0	Depreciation				1,244.0
	Amortization & Other non-cash charges				224.0	Amortization & Other non-cash charges				205.0
				581.9				490
								-490
VOLUME
Expressed in million unit cases

	4Q 13					4Q 12
	Sparkling	Water (1)	Bulk Water (2)	Still	Total	Sparkling	Water (1)	Bulk Water (2)	Still	Total
Mexico	339.0	24.8	70.7	23.7	458.2	320.4	20.1	73.2	22.6	436.3
Central America	35.3	2.1	0.1	4.0	41.5	34.1	2.0	0.1	3.8	40.0
Mexico & Central America	374.3	26.9	70.8	27.7	499.7	354.5	22.1	73.3	26.4	476.3
Colombia	55.4	6.3	8.8	6.7	77.2	52.7	9.4	4.4	4.4	70.9
Venezuela	44.5	3.6	0.9	5.0	54.0	49.8	2.8	0.7	4.0	57.3
Brazil	162.3	11.2	1.2	9.5	184.2	128.6	8.2	0.9	6.4	144.1
Argentina	58.5	4.9	0.2	3.0	66.6	54.3	4.3	0.1	2.8	61.5
South America	320.7	26.1	11.0	24.2	382.0	285.4	24.7	6.1	17.6	333.8
Total	695.0	53.0	81.8	51.9	881.7	639.9	46.8	79.4	44.0	810.1
(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Volume of Mexico, the Mexico & Central America division, and Consolidated for the fourth quarter 2013 results includes the non-comparable results of Grupo Yoli for the months of October, 2013 through December, 2013, accounting for 24.6 million unit cases, of which 81.9% is Sparkling Beverages, 12.8% is Water, 0.4% is Bulk Water and 4.9% is Still Beverages.

Volume of Brazil, the South America division, and Consolidated for the fourth quarter 2013 results includes the non-comparable results of Fluminense for the months of October, 2013 through December, 2013 and Spaipa for the months of November, 2013 and December, 2013 accounting for 56.1 million unit cases, of which 89.7% is Sparkling Beverages, 4.8% is Water, 0.7% is Bulk Water and 4.8% is Still Beverages.

SELECTED INFORMATION

For the twelve months ended December 31, 2013 and 2012

Expressed in millions of Mexican pesos.

					2013					2012
	Capex				11,703.2	Capex				10,258.7
	Depreciation				6,371.0	Depreciation				5,078.0
	Amortization & Other non-cash charges				773.0	Amortization & Other non-cash charges				889.0
				203.6				978.5
								-978.5
VOLUME
Expressed in million unit cases

	2013					2012
	Sparkling	Water (1)	Bulk Water (2)	Still	Total	Sparkling	Water (1)	Bulk Water (2)	Still	Total
Mexico	1,296.5	98.4	307.8	95.3	1,798.0	1,238.9	85.5	306.7	89.2	1,720.3
Central America	130.7	8.3	0.4	16.1	155.6	128.3	7.7	0.4	14.8	151.2
Mexico & Central America	1,427.2	106.7	308.2	111.4	1,953.6	1,367.2	93.2	307.1	104.0	1,871.5
Colombia	199.3	23.0	31.2	22.2	275.7	189.0	25.1	25.1	16.6	255.8
Venezuela	190.8	12.4	3.0	16.7	222.9	182.6	9.2	2.4	13.5	207.7
Brazil	465.2	29.1	3.6	27.3	525.2	437.9	29.5	3.2	23.6	494.2
Argentina	200.7	15.9	0.5	9.9	227.1	193.9	13.2	0.6	9.3	217.0
South America	1,056.0	80.4	38.3	76.1	1,251.0	1,003.4	77.0	31.3	63.0	1,174.7
Total	2,483.2	187.2	346.5	187.5	3,204.6	2,370.6	170.2	338.4	167.0	3,046.2
(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Volume of Mexico, the Mexico & Central America division, and Consolidated for the full year 2013 results includes the non-comparable results of Grupo Fomento Queretano for the months of January, 2013 through April, 2013 and Grupo Yoli for the months of June, 2013 through December, 2013, accounting for 89.3 million unit cases, of which 72.2% is Sparkling Beverages, 9.9% is Water, 13.4% is Bulk Water and 4.5% is Still Beverages.

Volume of Brazil, the South America division, and Consolidated for the full year 2013 results includes the non-comparable results of Fluminense for the month of September, 2013 through December, 2013 and the non-comparable results of Spaipa for the months of November, 2013 and December, 2013 accounting for 60.1 million unit cases, of which 89.8% is Sparkling Beverages, 4.7% is Water, 0.7% is Bulk Water and 4.8% is Still Beverages.

February 26, 2014	Page 11

December 2013
Macroeconomic Information

		Inflation (1)
		LTM	4Q 2013	YTD

	Mexico	3.97%	1.99%	3.97%
	Colombia	1.94%	-0.21%	1.94%
	Venezuela	56.19%	12.62%	56.19%
	Brazil	5.91%	2.04%	5.91%
	Argentina	10.95%	3.27%	10.95%

	(1) Source: inflation is published by the Central Bank of each country.

Average Exchange Rates for each Period

	Quarterly Exchange Rate (local currency per USD)			Full Year Exchange Rate (local currency per USD)
	4Q 13	4Q 12	Δ%	2013	2012	Δ%

Mexico	13.0289	12.9479	0.6%	12.7677	13.1677	-3.0%
Guatemala	7.9078	7.8794	0.4%	7.8586	7.8341	0.3%
Nicaragua	25.1777	23.9797	5.0%	24.7226	23.5467	5.0%
Costa Rica	505.9918	504.5833	0.3%	505.5465	508.3752	-0.6%
Panama	1.0000	1.0000	0.0%	1.0000	1.0000	0.0%
Colombia	1,914.0446	1,806.8509	5.9%	1,868.8275	1,798.1253	3.9%
Venezuela	6.3000	4.3000	46.5%	6.0619	4.3000	41.0%
Brazil	2.2765	2.0585	10.6%	2.1576	1.9546	10.4%
Argentina	6.0609	4.8025	26.2%	5.4759	4.5508	20.3%

End of Period Exchange Rates

	Exchange Rate (local currency per USD)			Exchange Rate (local currency per USD)
	Dec 13	Dec 12	Δ%	Sep 13	Sep 12	Δ%

Mexico	13.0765	13.0101	0.5%	13.0119	12.8521	1.2%
Guatemala	7.8414	7.9023	-0.8%	7.9337	7.9572	-0.3%
Nicaragua	25.3318	24.1255	5.0%	25.0222	23.8314	5.0%
Costa Rica	507.8000	514.3200	-1.3%	505.5700	503.3100	0.4%
Panama	1.0000	1.0000	0.0%	1.0000	1.0000	0.0%
Colombia	1,926.8300	1,768.2300	9.0%	1,914.6500	1,800.5200	6.3%
Venezuela	6.3000	4.3000	46.5%	6.3000	4.3000	46.5%
Brazil	2.3426	2.0435	14.6%	2.2300	2.0306	9.8%
Argentina	6.5210	4.9180	32.6%	5.7930	4.6970	23.3%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Héctor Treviño Gutiérrez
Héctor Treviño Gutiérrez Chief Financial Officer

Date: February 26, 2014